UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

JAGUAR HEALTH, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title Class of Securities)

47010C201

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47010C201

1		Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds WC

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6		Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 3,314,956 Shares*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 3,314,956 Shares*

11		Aggregate Amount Beneficially Owned by Each Reporting Person: 3,314,956 Shares *

12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11): 12.7% **

14	Type of Reporting Person: PN

* Consists of 5,524,926 shares of Series A Convertible Participating Preferred Stock, par value $0.0001 per share, each of which is convertible into voting common stock of the Issuer (as defined herein) at the rate of approximately one share of Series A Convertible Participating Preferred Stock for 0.6 shares of voting common stock of the Issuer.

** Assumes the conversion of shares of Series A Convertible Participating Preferred Stock into voting common stock of the Issuer and is based on 26,093,060 shares of voting common stock of the Issuer outstanding on October 4, 2018, calculated on an as-converted basis, based on information provided by the Issuer.

CUSIP No. 47010C201

1		Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds AF

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6		Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 3,314,956 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 3,314,956 Shares *

11		Aggregate Amount Beneficially Owned by Each Reporting Person: 3,314,956 Shares *

12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11): 12.7%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 47010C201

1		Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds AF

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6		Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 3,314,956 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 3,314,956 Shares *

11		Aggregate Amount Beneficially Owned by Each Reporting Person: 3,314,956 Shares *

12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11): 12.7%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page

Statement on Schedule 13D

This Amendment No. 2, filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 2, 2018 (the “Schedule 13D”), as amended on June 18, 2018 by that certain Amendment No. 1 (“Amendment No. 1”), relating to the voting common stock, $0.0001 par value per share (the “Voting Common Stock”), of Jaguar Health, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons have been informed by the Issuer that the Issuer effected the closing on October 4, 2018 of the issuance of 11,575,001 additional shares of Voting Common Stock, which were sold in a public offering, and that the Issuer issued 1,600,000 shares of Voting Common Stock upon the exercise of certain of the pre-funded warrants that were issued in such offering.  This Amendment No. 2 is being filed as a result of, and to reflect, the changes in the Reporting Persons’ percentage beneficial ownership resulting from such issuances, and not due to any change in the actual number of shares beneficially owned by the Reporting Persons.

All capitalized terms used herein, unless otherwise defined herein, shall have the meanings set forth in the Schedule 13D, as amended by Amendment No. 1.

Item 5.

Item 5 is hereby amended and restated in its entirety as follows:

(a)     The Reporting Persons beneficially own in the aggregate 3,314,956 shares of Voting Common Stock issuable upon the conversion of 5,524,926 shares of Preferred Stock directly held by Sagard.  None of the other Reporting Persons directly holds any of the securities or shares of Preferred Stock or shares of Common Stock disclosed in this Statement.

Based on information provided by the Issuer, after giving effect to the issuance of shares in the above-described public offering, there are 26,093,060 shares of Voting Common Stock outstanding as of October 4, 2018.  The Reporting Persons beneficially own 5,524,926 shares of Preferred Stock, which are currently convertible into an aggregate of 3,314,956 Shares pursuant to the terms of the Certificate of Designation. As a result, on an as-converted basis, each Reporting Person may be deemed to beneficially own 12.7% of the outstanding shares of Voting Common Stock (on an as-converted basis).

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada (“PCC”) and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership of shares of Voting Common Stock (on an as-converted basis) reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of October 4, 2018.

(b)     Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote: 3,314,956 shares of Voting Common Stock

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition: 3,314,956 shares of Voting Common Stock

The power to vote or direct the vote or to dispose or direct the disposition of the shares of Preferred Stock and/or shares of Voting Common Stock issuable upon conversion thereof reported herein is shared among the Reporting Persons.

(c)     Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)     Not applicable.

(e)  Not applicable.

Item 7.           Material to be Filed as Exhibits.

Exhibits A-C are hereby amended and restated as set forth in the attached exhibits.

Exhibit A                                             Persons Who may be Deemed to Control the Reporting Persons

Exhibit B                                             Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp.

Exhibit C                                             Executive Officers and Directors of Power Corporation of Canada, Sagard Holdings ULC, and the Trustees of the Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2018	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc., its general partner

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Sagard Holdings ULC
(ii)	Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X IL3
(iii)	British Columbia

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel, Chief Compliance Officer and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer, Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel, Chief Compliance Officer and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel R. Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	335 8th Avenue S.W., Suite 1700, Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Christian Noyer
(ii)	Director
(iii)	France
(iv)	Honorary Governor, Banque de France
(v)	9, rue de Valois, 75001 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7

(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3240, Montréal (Québec), Canada H3B 0G1
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto (Ontario), Canada M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	10295 Collins Avenue, Unit 404, Bal Harbour, FL, USA 33154
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer

(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gary A. Doer
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	28 Algonquin Avenue, Winnipeg (Manitoba), Canada R2G 2H3
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Olivier Desmarais
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Holdings ULC

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Holdings ULC.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer, Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Colin Hall
(ii)	Director
(iii)	United States
(iv)	Head of Investments, Groupe Bruxelles Lambert
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Quebec), Canada, H24 253
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Brian Walsh
(ii)	Director
(iii)	United States and Canada
(iv)	Head Principal and Chief Strategist, Titan Advisors LLC
(v)	750 Washington, Blvd, 10th Floor, Stamford, CT, 06901
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust, other than Sophie Desmarais.

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None